Tarter
Krinsky &
Drogin
ATTORNEYS AT LAW

November 30, 2009

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549
Attention:	Tamara Tangen
Staff Accountant

Re:	Global Ink Supply, Inc.
Form 10-K For the Fiscal Year Ended May 31, 2009
File No. 000-52630

Dear Mr. Krikorian:

Please be advised that this firm is special securities counsel to Global Ink Supply, Inc., the above-referenced issuer (the “Issuer”).  This letter is in response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing provided in your letter dated November 17, 2009 (the “Comment Letter”).  In response to these comments, the Issuer has caused to be filed Amendment No. 1 on Form 10-K, a copy of which is enclosed with the original of this letter.  The purpose of this correspondence is to illustrate these changes to the Commission and provide explanation, where necessary.  Our responses follow the text of each Staff comment reproduced consecutively for your convenience.

Form 10-K For the Fiscal Year Ended May 31, 2009

Principal Accounting Fees and Services, page 12

1.
Item 14(1) of Form 10-K requires the disclosure of the aggregate fees billed  for each of the last two fiscal years for professional services rendered by the principal accountant for the audit of your annual financial statements and the review of financial statements included in your registrant’s Form 10-Q.  Please explain why you have disclosed no such fees and amend your document, as needed, to provide the disclosure required by the Item.

The Issuer inadvertently failed to include the information requested in Item 14(1) of Form 10-K.   Item 14(1) of Form 10-K has been revised to include Item 14(1), disclosing the aggregate fees billed for each of the last two fiscal years for professional services rendered by the principal accountant for the audit of the annual financial statements and review of the financial statements included in the Form 10-Q.

Report of Independent Registered Public Accounting Firm, page 2

2.
We note that the Report of Li & Company, PC is dated “August, 2009.”  Please amend your document to include a Report that conforms to Rule 2-02(a) of Regulation S-X.  In this regarding, the accountant’s report should include the full date of issuance.

The Form 10-K has been revised to conform to Rule 2-02(a) of Regulation S-X by including the full date of issuance.

Additionally, please be advised that we have been authorized by the Issuer to advise the Commission that the Issuer acknowledges:

●           It is responsible for the adequacy and accuracy of the disclosure in the filing;

●           Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●           It not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please feel free to contact the undersigned.

Very truly yours,

/s/ Tarter Krinsky & Drogin LLP

Tarter Krinsky & Drogin LLP

PC:mm